 SEC Form 5/A
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Ricca, Mark A. (Last) (First) (Middle) 615 Merrick Avenue (Street) Westbury, NY 11590 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol New York Community Bancorp, Inc. (NYB)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           EVP, General Counsel and Corporate Secretary
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year) 02/14/2003
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					26,929	D
Common Stock					6,059	I	By CFS Bank 401(k) (1)
Common Stock					9,339	I	By ESOP (2)
Common Stock					5,234	I	By NYCB 401(k) (3)
Common Stock					780	I	By Stock Incentive Plan (4)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Ricca, Mark A. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Options to Purchase Common Stock	$24.610	07/24/2002		A	(A) 30,000	07/24/2003 (5) | 07/24/2012	Common Stock - 30,000		30,000	D
Options to Purchase Common Stock	$11.060					11/30/2000 (7) | 02/23/2008	Common Stock - 26,566		26,566	D
Options to Purchase Common Stock	$15.370					01/18/2003 (7) | 01/10/2010	Common Stock - 11,250		11,250	D
Options to Purchase Common Stock	$15.370					01/18/2002 (7) | 01/18/2010	Common Stock - 4,744		4,744	D
Options to Purchase Common Stock	$15.370					01/18/2004 (7) | 01/18/2010	Common Stock - 11,250		11,250	D
Options to Purchase Common Stock	$22.230					12/21/2002 (8) | 12/21/2011	Common Stock - 15,000		15,000	D
Options to Purchase Common Stock (6)	$28.540					01/21/2004 (9) | 01/21/2013	Common Stock - 60,000		60,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Mark A. Ricca 05-02-2003 ** Signature of Reporting Person Date Page 2

Ricca, Mark A. - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for New York Community Bancorp, Inc. (NYB)

Form 5 - December 2002

Mark A. Ricca
615 Merrick Avenue

Westbury, NY 11590
Explanation of responses:

(1)   Represents shares purchased through the CFS Bank 401(k) Plan, which New York Community Bank was successor to under the Haven Bancorp, Inc. acquisition.
(2)   This form reflects increases in beneficial ownership resulting from exempt acquisitions under an Employee Stock Ownership Plan ("ESOP") and 401(k) Plan pursuant to Rule 16b-3(c).
(3)   Includes shares rolled over from the Richmond County Savings Bank ESOP to the New York Community Bank 401(k) Plan. Also includes increases in beneficial ownership resulting from exempt acquisitions under the 401(k) Plan pursuant to Rule 16b-3(c). For purposes of this report, units in the 401(k) plan have been converted into an approximate number of shares of New York Community Bancorp, Inc. ("NYCB") common stock. The actual number of shares held by the reporting person in this account may vary when such units are actually converted into shares upon distribution of the units to the reporting person.
(4)   Represents shares granted on February 15, 2002 under the Haven Bancorp, Inc. Stock Incentive Plan, which will vest on February 15, 2003.
(5)   Options granted pursuant to the New York Community Bancorp, Inc. 1997 Stock Option Plan vest in three equal annual installments commencing on July 24, 2003.
(6)   On the reporting person's last report, the reporting person incorrectly reported ownership of 90,000 stock options when in fact he owned 60,000 shares.
(7)   Options to purchase shares granted under the Haven Bancorp, Inc. 1996 Stock Option Plan.
(8)   Options granted under the New York Community Bancorp, Inc. 1997 Stock Option Plan that vest in three equal annual installments beginning on December 21, 2002.
(9)   Options granted pursuant to the NYCB 1997 Stock Option Plan that vest in three equal annual installments beginning on January 21, 2004.

Page 3